UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

AmeriCredit Corp.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
03060R101
(CUSIP Number)
Anne T. Larin
300 Renaissance Center
Detroit, MI 48265
313-556-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03060R101

1	NAMES OF REPORTING PERSONS General Motors Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,582,897

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,582,897 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Comprised of (i) 23,449,545 issued and outstanding shares of common stock, par value $0.01 per share (“AmeriCredit Common Stock”), of AmeriCredit Corp. (“AmeriCredit”) beneficially owned by the Fairholme Shareholders (as defined in Item 4 below), (ii) 102,552 shares of AmeriCredit Common Stock beneficially owned by Bruce R. Berkowitz and (iii) 30,800 shares of AmeriCredit Common Stock that are currently held in individually managed accounts by Fairholme Capital Management, L.L.C. (“FCM”) and Bruce R. Berkowitz and for which FCM and Bruce R. Berkowitz have the right to vote.
(2) The calculation of this percentage is based on 134,947,430 shares of AmeriCredit Common Stock issued and outstanding as of July 20, 2010, as represented by AmeriCredit in the Merger Agreement described in Item 4 below.

CUSIP No.	03060R101

1	NAMES OF REPORTING PERSONS General Motors Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,582,897

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,582,897 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Comprised of (i) 23,449,545 shares of AmeriCredit Common Stock beneficially owned by the Fairholme Shareholders (as defined in Item 4 below), (ii) 102,552 shares of AmeriCredit Common Stock beneficially owned by Bruce R. Berkowitz and (iii) 30,800 shares of AmeriCredit Common Stock that are currently held in individually managed accounts by FCM and Bruce R. Berkowitz and for which FCM and Bruce R. Berkowitz have the right to vote.
(2) The calculation of this percentage is based on 134,947,430 shares of AmeriCredit Common Stock issued and outstanding as of July 20, 2010, as represented by AmeriCredit in the Merger Agreement described in Item 4 below.

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (“AmeriCredit Common Stock”), of AmeriCredit Corp., a Texas corporation (“AmeriCredit”), whose principal executive offices are located at 801 Cherry Street, Suite 3500, Fort Worth, Texas 76102.
Item 2. Identity and Background.
(a) — (c) and (f) The persons filing this Schedule 13D are General Motors Company, a Delaware corporation (“GM”), and General Motors Holdings LLC, a Delaware limited liability company (“GM Holdings”). The principal executive offices of each of GM and GM Holdings are located at 300 Renaissance Center, Detroit, Michigan, 48265. The principal business of GM and GM Holdings is the designing, building and selling of cars, trucks and parts worldwide.
The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship for each director and executive officer of GM and member of the Board of Managers and executive officer of GM Holdings are set forth in Annex I hereto and incorporated herein by reference. The United States Department of the Treasury beneficially owns a majority of GM’s common stock on a fully diluted basis.
(d) — (e) During the last five years, none of GM, GM Holdings or, to the knowledge of GM or GM Holdings, any of the persons listed on Annex I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of any judicial or administrative body that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.
Item 3. Source and Amount of Funds or Other Consideration.
As more fully described in response to Item 4, the shares of AmeriCredit Common Stock to which this Schedule 13D relates have not been purchased by GM or GM Holdings. As an inducement to GM Holdings and Goalie Texas Holdco Inc., a Texas corporation and a wholly owned subsidiary of GM Holdings (“Merger Sub”), entering into the Merger Agreement described in Item 4, and in consideration thereof, the Committed Shareholders (as defined below in Item 4) entered into the Voting Agreements (as defined below in Item 4), pursuant to which the Committed Shareholders have agreed, among other things, to vote the shares of AmeriCredit Common Stock that are subject to the Voting Agreements in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting of the shareholders of AmeriCredit, on the terms and subject to the conditions set forth in the respective Voting Agreements. None of GM, GM Holdings or Merger Sub paid additional consideration to the Committed Shareholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference. Any beneficial ownership of GM and GM Holdings in AmeriCredit that may be deemed to arise from the Fairholme Voting Agreement (as defined below in Item 4) is not expected to require the expenditure of any funds. See Item 4 for a description of the Merger Agreement and the merger consideration to be paid thereunder.
References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, respectively, copies of which are filed as Exhibit B, Exhibit C and Exhibit D, respectively, to this Schedule 13D and that are incorporated by reference in this Item 3 in their entirety.
Item 4. Purpose of the Transaction.
On July 21, 2010, GM Holdings, Merger Sub and AmeriCredit entered into an Agreement and Plan of Merger (the “Merger Agreement”). Contemporaneously with the execution of the Merger Agreement, the Committed Shareholders entered into the Voting Agreements with GM Holdings and Merger Sub as an inducement to GM Holdings’ and Merger Sub’s willingness to enter into the Merger Agreement. The purpose of the Merger Agreement is to acquire control of the entire equity interest in AmeriCredit. The purpose of the Voting Agreements is to facilitate the transactions contemplated by the Merger Agreement.

Under the terms of the Merger Agreement, Merger Sub will be merged with and into AmeriCredit, with AmeriCredit continuing as the surviving corporation and a direct wholly owned subsidiary of GM Holdings (the “Merger”).
Consummation of the Merger is not subject to a financing condition, but is subject to various other conditions, including the requisite approval of the Merger by AmeriCredit’s shareholders, expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt of certain other required regulatory approvals and certain other closing conditions. The parties expect to close the transaction in the fourth quarter of 2010.
Subject to the terms and conditions of the Merger Agreement, at the effective time, each outstanding share of AmeriCredit Common Stock will be cancelled and converted into the right to receive $24.50 in cash, without interest. Other stock-based awards and warrants will be treated in accordance with the terms of the Merger Agreement. The anticipated aggregate consideration to be paid by GM Holdings to consummate the Merger is approximately $3.5 billion.
GM Holdings and AmeriCredit have made customary representations, warranties and covenants in the Merger Agreement. AmeriCredit may not solicit acquisition proposals or, subject to exceptions that permit AmeriCredit’s Board of Directors to take actions required by its fiduciary duties, participate in any discussions or negotiations regarding acquisition proposals.
The Merger Agreement may be terminated under certain circumstances, including if AmeriCredit’s Board of Directors has determined in good faith that it has received a superior proposal and otherwise complies with certain terms of the Merger Agreement, including the no solicitation obligation referenced above. Upon the termination of the Merger Agreement, under specified circumstances AmeriCredit will be required to pay GM Holdings a termination fee of $105 million. In addition, the termination fee is payable if the Merger Agreement is terminated for other specified circumstances or expires and AmeriCredit enters into a transaction for the sale of control to another party within 12 months from the date of termination or expiration.
The directors of Merger Sub and the officers of AmeriCredit in office immediately prior to the effective time of the Merger will be the directors and officers, respectively, of the surviving corporation in the Merger, in each case until their respective successors have been duly elected and qualified or until their earlier death, resignation or removal, in accordance with the surviving corporation’s certificate of formation and bylaws.
GM and GM Holdings currently expect that the registration of the shares of AmeriCredit Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”) and the listing of the shares on the New York Stock Exchange will be terminated upon completion of the Merger.
Concurrently with the execution of the Merger Agreement, GM Holdings and Merger Sub entered into a Shareholder Support and Voting Agreement (the “Fairholme Voting Agreement”) with Fairholme Capital Management, L.L.C. (“FCM”), Fairholme Funds, Inc. and Bruce R. Berkowitz (the “Fairholme Shareholders”) and a Shareholder Support and Voting Agreement (the “Leucadia Voting Agreement” and together with the Fairholme Voting Agreement, the “Voting Agreements”) with Leucadia National Corporation, Phlcorp, Inc., Baldwin Enterprises, Inc., BEI Arch Holdings, LLC and BEI-Longhorn, LLC (the “Leucadia Shareholders” and together with the Fairholme Shareholders, the “Committed Shareholders”).
Under each of the Voting Agreements, the Committed Shareholders have agreed, among other things, to vote the shares of AmeriCredit Common Stock that are subject to the Voting Agreements: (i) in favor of the adoption of the Merger Agreement, any transactions contemplated by the Merger Agreement and any other action reasonably requested by GM Holdings in furtherance thereof, submitted for the vote of shareholders of AmeriCredit; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of AmeriCredit or any of its subsidiaries contained in the Merger Agreement, to the extent any such breach would result in a failure of certain conditions to the consummation of the Merger set forth in the Merger Agreement to be satisfied; and (iii) against any action, agreement or transaction that would impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement. In addition, the Fairholme Shareholders also granted GM Holdings an irrevocable proxy to vote the shares of AmeriCredit Common Stock that are subject to the Fairholme Voting

Agreement in accordance with the preceding sentence. With respect to the 30,800 shares of AmeriCredit Common Stock that are currently held in individually managed accounts by FCM and Bruce R. Berkowitz and for which FCM and Bruce R. Berkowitz have the right to vote, such shares are subject to the voting and proxy provisions of the Fairholme Voting Agreement only for so long as such shares are held in such individually managed accounts. The shares of AmeriCredit Common Stock that are subject to the Fairholme Voting Agreement and the Leucadia Voting Agreement represent approximately 23,582,897 shares or 17.5% and 33,900,440 shares or 25.1%, respectively, of the AmeriCredit Common Stock outstanding as of July 21, 2010.
The Leucadia Voting Agreement provides that the Leucadia Shareholders will not sell or otherwise transfer the shares of AmeriCredit Common Stock that are subject to the Leucadia Voting Agreement. The Fairholme Voting Agreement provides that the Fairholme Shareholders will not sell or otherwise transfer the shares of AmeriCredit Common Stock that are subject to the Fairholme Voting Agreement (other than the 30,800 shares held in individually managed accounts, which shares are not subject to any transfer restrictions in the Fairholme Voting Agreement) through the record date established for determining which holders of AmeriCredit Common Stock are entitled to vote on the Merger. Subject to specific exceptions, the Fairholme Voting Agreement further provides that the Fairholme Shareholders will not sell or otherwise transfer such shares of AmeriCredit Common Stock that are subject to the Fairholme Voting Agreement after such record date, and provides GM Holdings with a right of first refusal with respect to such shares. Each Voting Agreement will terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, and (c) the written agreement of the Fairholme Shareholders or the Leucadia Shareholders, as applicable, and GM Holdings and Merger Sub to terminate the Fairholme Voting Agreement or the Leucadia Voting Agreement, as applicable.
Investors are not third-party beneficiaries under the Merger Agreement or the Voting Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of GM Holdings, Merger Sub or AmeriCredit or any of their respective subsidiaries or affiliates.
Other than as described in this Item 4, GM and GM Holdings have no present plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although GM and GM Holdings reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Voting Agreements).
The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.
References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibit B, Exhibit C and Exhibit D, respectively, to this Schedule 13D and that are incorporated by reference in this Item 4 in their entirety.
Item 5. Interests in Securities of the Issuer.
(a) — (b) For the purpose of Rule 13d-3 under the Exchange Act, GM and GM Holdings, by reason of the execution and delivery of the Fairholme Voting Agreement, may be deemed to have shared voting power with the Fairholme Shareholders with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 23,582,897 shares of AmeriCredit Common Stock, comprised of (i) 23,449,545 issued and outstanding shares of AmeriCredit Common Stock beneficially owned by the Fairholme Shareholders, (ii) 102,552 shares of AmeriCredit Common Stock beneficially owned by Bruce R. Berkowitz and (iii) 30,800 shares of AmeriCredit Common Stock that are currently held in individually managed accounts by FCM and Bruce R. Berkowitz and for which FCM and Bruce R. Berkowitz have the right to vote, representing in the aggregate approximately 17.5% of the issued and outstanding shares of AmeriCredit Common Stock (assuming 134,947,430 shares of AmeriCredit Common Stock issued and outstanding as of July 20, 2010, as represented by AmeriCredit in the Merger Agreement). With respect to the voting of such 23,582,897 shares of AmeriCredit Common Stock, GM Holdings (or its designee) has the power to vote or direct the voting of the shares in accordance with the terms of the Fairholme Voting Agreement. Such 30,800 shares of AmeriCredit Common Stock are subject to the voting and proxy provisions of the Fairholme Voting Agreement only for so long as such shares are held in such individually managed accounts.

Except as set forth in this Item 5, none of GM, GM Holdings or, to the knowledge of GM or GM Holdings, any of the persons listed on Annex I attached hereto beneficially owns or has the power to vote or cause the vote of any shares of AmeriCredit Common Stock.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that GM or GM Holdings is the beneficial owner of the shares of AmeriCredit Common Stock subject to the Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c) Except for the execution and delivery of the Voting Agreements and the Merger Agreement, no transactions in shares of AmeriCredit Common Stock were effected by GM or GM Holdings or, to the knowledge of GM or GM Holdings, any of the persons listed on Annex I attached hereto during the 60 days prior to the date hereof.
(d) — (e) Not applicable.
Item 6: Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of GM and GM Holdings, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of AmeriCredit.
Item 7. Material to be Filed as Exhibits.

Exhibit A*	Joint Filing Agreement, dated August 2, 2010, among the Reporting Persons.

Exhibit B	Agreement and Plan of Merger, dated as of July 21, 2010, among General Motors Holdings LLC, Goalie Texas Holdco Inc. and AmeriCredit Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by General Motors Company on July 23, 2010).

Exhibit C	Shareholder Support and Voting Agreement, dated as of July 21, 2010, by and among General Motors Holdings LLC, Goalie Texas Holdco Inc. and Fairholme Capital Management, L.L.C., Fairholme Funds, Inc. and Bruce R. Berkowitz (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by General Motors Company on July 23, 2010).

Exhibit D	Shareholder Support and Voting Agreement, dated as of July 21, 2010, by and among General Motors Holdings LLC, Goalie Texas Holdco Inc. and Leucadia National Corporation, Phlcorp, Inc., Baldwin Enterprises, Inc., BEI Arch Holdings, LLC and BEI-Longhorn, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by General Motors Company on July 23, 2010).

*	Filed herewith

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2010	General Motors Company
	By:	/s/ Daniel Ammann
Daniel Ammann
Vice President, Finance and Treasurer

Dated: August 2, 2010	General Motors Holdings LLC
	By:	/s/ Daniel Ammann
Daniel Ammann
Vice President, Finance and Treasurer

ANNEX I
The following tables set for the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each of the executive officers of GM and GM Holdings, respectively, each of the directors of GM and each of the members of the Board of Managers of GM Holdings. The business address for each of the persons listed below is c/o General Motors Company or General Motors Holdings LLC, as applicable, 300 Renaissance Center, Detroit, MI 48265. Unless otherwise indicated, each of the persons listed below is a U.S. citizen. Unless otherwise indicated, none of the persons listed below beneficially own any shares of AmeriCredit Common Stock.
Executive Officers of General Motors Company

Name	Principal Occupation/Employment

Edward E. Whitacre, Jr.	Chairman and Chief Executive Officer, General Motors Company

Stephen J. Girsky	Vice Chairman, Corporate Strategy and Business Development, General Motors Company

Christopher P. Liddell(1)	Vice Chairman and Chief Financial Officer, General Motors Company

Thomas G. Stephens	Vice Chairman, Global Product Operations, General Motors Company

Jaime Ardila(2)	Vice President of General Motors Company and President, GM South America

Timothy E. Lee	President, GM International Operations, General Motors Company

David N. Reilly(3)	President, GM Europe, General Motors Company

Mark L. Reuss	President, GM North America, General Motors Company

Mary T. Barra	Vice President, Global Human Resources, General Motors Company

Selim Bingol	Vice President, Communications, General Motors Company

Nicholas S. Cyprus	Vice President, Controller and Chief Accounting Officer, General Motors Company

Terry S. Kline	Vice President, Information Technology and Chief Information Officer, General Motors Company

Michael P. Millikin	Vice President, Legal and General Counsel, General Motors Company

Daniel Ammann	Vice President, Finance and Treasurer, General Motors Company

(1)	citizen of New Zealand.

(2)	citizen of Colombia.

(3)	citizen of UK.
Directors of General Motors Company

Name	Principal Occupation/Employment

Daniel F. Akerson	Managing Director and Head of Global Buyout, The Carlyle Group

David Bonderman	Co-Founding Partner and Managing General Partner, TPG

Erroll B. Davis, Jr.	Chancellor, University System of Georgia

Stephen J. Girsky	Vice Chairman, Corporate Strategy and Business Development, General Motors Company

E. Neville Isdell	Retired Chairman and Chief Executive Officer, The Coca-Cola Company

Robert D. Krebs	Retired Chairman and Chief Executive Officer, Burlington Northern Santa Fe Corporation

Name	Principal Occupation/Employment

Kent Kresa	Chairman Emeritus, Northrop Grumman Corporation

Philip A. Laskawy	Retired Chairman and Chief Executive Officer, Ernst & Young LLP

Kathryn V. Marinello	Former Chairman and Chief Executive Officer, Ceridian Corporation

Patricia F. Russo	Former Chief Executive Officer, Alcatel-Lucent

Carol M. Stephenson	Dean, Richard Ivey School of Business, The University of Western Ontario

Dr. Cynthia A. Telles	Associate Clinical Professor, UCLA School of Medicine

Edward E. Whitacre, Jr.	Chairman and Chief Executive Officer, General Motors Company
Executive Officers of General Motors Holdings LLC

Name	Principal Occupation/Employment

Edward E. Whitacre, Jr.	Chairman and Chief Executive Officer, General Motors Company

Stephen J. Girsky	Vice Chairman, Corporate Strategy and Business Development, General Motors Company

Christopher P. Liddell(1)	Vice Chairman and Chief Financial Officer, General Motors Company

Thomas G. Stephens	Vice Chairman, Global Product Operations, General Motors Company

Jaime Ardila(2)	Vice President of General Motors Company and President, GM South America

Timothy E. Lee	President, GM International Operations, General Motors Company

David N. Reilly(3)	President, GM Europe, General Motors Company

Mark L. Reuss	President, GM North America, General Motors Company

Mary T. Barra	Vice President, Global Human Resources, General Motors Company

Selim Bingol	Vice President, Communications, General Motors Company

Nicholas S. Cyprus	Vice President, Controller and Chief Accounting Officer, General Motors Company

Terry S. Kline	Vice President, Information Technology and Chief Information Officer, General Motors Company

Michael P. Millikin	Vice President, Legal and General Counsel, General Motors Company

Daniel Ammann	Vice President, Finance and Treasurer, General Motors Company

(1)	citizen of New Zealand.

(2)	citizen of Colombia.

(3)	citizen of UK.
Members of the Board of Managers of General Motors Holdings LLC

Name	Principal Occupation/Employment

Daniel Ammann	Vice President, Finance and Treasurer, General Motors Company

Mark L. Reuss	President, GM North America, General Motors Company